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                          October 30, 2020

       Scott Praill
       Chief Financial Officer
       Kintara Therapeutics, Inc.
       12707 High Bluff Dr., Suite 200
       San Diego, CA 92130

                                                        Re: Kintara
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2020
                                                            File No. 333-249675

       Dear Mr. Praill:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Skolnick, Esq.